Exhibit 99.99

NexTechAR Teams with LivePerson to Personalize Augmented Reality Through Conversational Commerce

One-of-a-kind, transformative technology

for retailers combines messaging and AR experiences

New York, NY - Toronto, ON –November 19, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29), the industry leader in augmented reality, is pleased to announce it has partnered with LivePerson (NASDAQ:LPSN), a global leader in conversational commerce solutions, to integrate augmented reality (AR) for enhanced product views and 3D advertising into LivePerson’s AI-powered conversational commerce platform.

The partnership offers powerful new retail capabilities for showcasing products and shopping on messaging channels, including SMS, Facebook Messenger, WhatsApp, RCS, and Apple Business Chat. This one-of-a-kind, transformative technology gives retailers the power to convert shoppers into buyers, reduce returns, and build brand loyalty by measuring customer responses to products in real-time.

Click Here to See DEMO Video

“Providing augmented reality experiences and one-touch purchase transactions within messaging makes eCommerce interactions seamless for consumers – and changes the retail landscape forever,” said Scott Starr, LivePerson AVP Retail. “With 3D conversational ads, we’ll not only help brands capture attention with innovative creative, but also deliver accelerated click-through and conversion rates.”

“We are very excited and fortunate to be partnering with LivePerson, a pioneer and global leader in conversational commerce with over 18,000 customers,” said Evan Gappelberg, CEO of NexTech. “AR and conversational commerce are a natural fit, and by joining forces we are creating what will be a transformative and disruptive new technology for the retail industry. Combining LivePerson’s conversational messaging with our augmented reality is truly a giant step forward for NexTech and the emerging AR industry as a whole.”

Conversational commerce lets consumers talk with brands on their own time, using natural language, to buy things or get the answers they need — all on their preferred messaging services or voice assistants. LivePerson offers a complete suite of conversational commerce services for enterprises, deployed at some of the world’s largest brands. Compared with traditional phone calls, messaging conversations increase customer satisfaction by 20%, double agent efficiency, and cut labor cost per interaction in half.

About LivePerson, Inc.

LivePerson makes life easier by transforming how people communicate with brands. Our 18,000 customers, including leading brands like HSBC, Orange, GM Financial, and The Home Depot, use our conversational commerce solutions to orchestrate humans and AI, at scale, and create a convenient, deeply personal relationship — a conversational relationship — with their millions of consumers. For more information about LivePerson (NASDAQ: LPSN), please visit www.liveperson.com.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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